Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
[redacted]01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04045994

19 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 384,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

11/9

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 384,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19 DAY OF OCTOBER 2004

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 384,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 384,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	776,680,591	388,340,295.50	Before Exercise : 16,080,166
			Add Exercise	384,000	192,000.00	Less Exercise : (384,000)
			After Exercise	777,064,591	388,532,295.50	Outstanding : 15,696,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary

Date : 19 October 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
27000	$3.20	86400	Lim Chee Onn
27000	$3.20	86400	Teo Soon Hoe
140000	$2.12	296800	Teo Soon Hoe
190000	$2.12	402800	Lim Chee Onn
	Total value of shares exercised =	872400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 54000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388367295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388367295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	330000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 330000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388532295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388532295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200
REGISTRATION NUMBER: 196900036D

19 October 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 384,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 384,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen Tan

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	776,680,591	
SHARE OPTION SCHEME	384,000	18.10.2004
TOTAL	777,064,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 6,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13 DAY OF OCTOBER 2004

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
6000	$1.95	11700	Poon Kit Peng
	Total value of shares exercised =	11700	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 6,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	776,674,591	388,337,295.50	Before Exercise : 13,766,166
			Add Exercise	6,000	3,000.00	Less Exercise : (6,000) Add New Options Granted on 12/8/04: 2 ,320,000
			After Exercise	776,680,591	388,340,295.50	Outstanding : 16,080,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **13 October 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/10/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388340295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388340295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200
REGISTRATION NUMBER: 196900036D

12 October 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan / Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 6,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 6,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	776,674,591	
SHARE OPTION SCHEME	6,000	11.10.2004
TOTAL	776,680,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

7 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 80,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 80,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 07 DAY OF OCTOBER 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 80,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 80,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	776,594,591	388,297,295.50	Before Exercise : 13,846,166
			Add Exercise	80,000	40,000.00	Less Exercise : (80,000)
			After Exercise	776,674,591	388,337,295.50	Outstanding : 13,766,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name f : **Caroline Chang**

Authorised Signature : ______________________

Designation : **Secretary** **Date** : **7 October 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
80000	$2.54	203200	Tong Chong Heong
	Total value of shares exercised =	203200	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/10/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388337295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388337295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

7 October 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan / Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 80,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 80,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings (Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	776,594,591	
SHARE OPTION SCHEME	80,000	06.10.2004
TOTAL	776,674,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 167,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 167,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF OCTOBER 2004

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 167,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 167,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	777,064,591	388,532,295.50	Before Exercise : 15,696,166
			Add Exercise	167,000	83,500.00	Less Exercise : (167,000)
			After Exercise	777,231,591	388,615,795.50	Outstanding : 15,529,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **21 October 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
27000	$3.20	86400	Choo Chiau Beng
140000	$2.12	296800	Choo Chiau Beng
	Total value of shares exercised =	383200	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.70		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 27000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/10/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388545795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388545795.50**	**0.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	140000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considertion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet* e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 140000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/10/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388615795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388615795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NUMBER: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 October 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 167,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 167,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	777,064,591	
SHARE OPTION SCHEME	167,000	20.10.2004
TOTAL	777,231,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

4 November 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 36,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 36,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 04 DAY OF NOVEMBER 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 36,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 36,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	777,231,591	388,615,795.50	Before Exercise : 15,529,166
			Add Exercise	36,000	18,000.00	Less Exercise : (36,000)
			After Exercise	777,267,591	388,633,795.50	Outstanding : 15,493,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **4 November 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
14000	$2.50	35000	Seah Seow Gek, Sarah
20000	$2.54	50800	Seah Seow Gek, Sarah
2000	$1.95	3900	Goh Rong Yi
	Total value of shares exercised =	89700	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 14000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2004 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388622795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388622795.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.04		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388632795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388632795.50**	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/11/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388633795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388633795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NUMBER: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

4 November 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 36,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 36,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	777,231,591	
SHARE OPTION SCHEME	36,000	03.11.2004
TOTAL	777,267,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 33,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 33,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF SEPTEMBER 2004

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
8,000	$3.20	$ 25,600.00	Yeo Puay Hoon
15,000	$3.66	$ 54,900.00	Yeo Puay Hoon
10,000	$3.66	$ 36,600.00	Loh Moon Thong via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited)
	Total value of shares exercised =	$117,100.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 33,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 33,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	776,541,591	388,270,795.50	Before Exercise : 13,899,166
			Add Exercise	33,000	16,500.00	Less Exercise : (33,000)
			After Exercise	776,574,591	388,287,295.50	Outstanding : 13,866,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   Name : **Caroline Chang**

   Authorised Signature : [signature]

   Designation : **Secretary** **Date** : **27 September 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.70		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/09/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388274795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388274795.50**	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.16		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**

(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/09/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388287295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388287295.50**	**0.00**	**0.00**

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	776,541,591	
SHARE OPTION SCHEME	33,000	24.09.2004
TOTAL	776,574,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation
(Co Reg No. 196800351N)
Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

30 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 20,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 20,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 30 DAY OF SEPTEMBER 2004

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 20,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	776,574,591	388,287,295.50	Before Exercise : 13,866,166
			Add Exercise	20,000	10,000	Less Exercise : (20,000)
			After Exercise	776,594,591	388,297,295.50	Outstanding : 13,846,166

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **30 September 2004**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
8000	$3.20	25600	Tan Poh Lee, Paul
5000	$2.12	10600	Chia Mooi Larn, Doris
2000	$1.95	3900	Kwok Poh Chee, Dorothy
5000	$1.95	9750	Chia Mooi Larn, Doris
	Total value of shares exercised =	49850	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2004 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388291295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388291295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.62		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. :

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/04 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388293795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388293795.50**	**0.00**	**0.00**

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.45		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual

◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : 198003912M

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**388297295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**388297295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

29 September 2004

Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Marjorie Loh

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 20,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 20,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC / DGC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	776,574,591	
SHARE OPTION SCHEME	20,000	28.09.2004
TOTAL	776,594,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
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